Mail Stop 3561

February 7, 2008

Christopher J. Nichols, President
Advance Growing System, Inc.
3050 Royal Boulevard South, Suite 135
Alpharetta, GA 30022

> **Re:** **Advance Growing System, Inc.**
> **Amendment 5 to Registration Statement on Form 10-SB**
> **Filed January 31, 2008**
> **File No. 0-52572**

Dear Mr. Nichols:

We have completed our review of your Form 10-SB and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lyle J. Mortensen, Esq.